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                       SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C.  20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                    Filing No. 2 for the month of April 1999



                          PEAK INTERNATIONAL LIMITED
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                          (Exact Name of Registrant)

                   Units 3, 4, 5 and 7,  37/th/ Floor, Wharf
                        Cable Tower, 9 Hoi Shing Road,
                           Tsuen Wan N.T., Hong Kong
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                   (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                Form 20-F  X                     Form 40-F
                          ---                              ---


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                          Yes                  No   X
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          On April 26, 1999, Peak International Limited, a Bermuda corporation,
(the "Company"), announced that it had named Calvin L. Reed as President and Chief Executive Officer of the Company. Mr. Reed was also appointed as a member of the Board of Directors. Mr. Reed will act immediately to bring two or more new independent directors to the Company's Board. In addition to Mr. Reed, the Company has put into place several new executives in key management positions throughout the Company.

          Prior to Mr. Reed's appointment, Jerry Mo served as interim President and Chief Executive Officer of the Company. Mr. Mo will continue his ongoing responsibilities as Chief Financial Officer of the Company. In addition, Mr. Mo has resigned his position as a director of the Company.

          The Company also announced the following additions to the Company's management team:

          .    Larry Worth as Senior Vice President for U.S. Operations, who
replaces Wayne Moore;

          .    C.Y. Ng as Acting Vice President of Manufacturing in China,
effective May 10, 1999;

          .    Tony Cheung as Deputy Vice President of Manufacturing; and

          .    William Sweetman as Regional Manager of the Company's Austin,
Texas office.

          A copy of the press release issued on April 26, 1999 with respect to the foregoing is attached hereto as Exhibit 99.1.

          In connection with the appointment of Mr. Reed, the Company granted three options to Mr. Reed to purchase shares of the Company's common stock, as follows: 150,000 shares at a purchase price of $3-21/32 per share, 150,000 shares at a purchase price of $7 per share and 100,000 shares at a purchase price of $10 per share. Additionally, the Company issued options to purchase an aggregate of 384,036 shares of its common stock to its employees at a purchase price of $3-21/32 per share. The Company also entered into severance agreements with four of its current employees. Under certain conditions, if the employment of such employees is terminated, the Company would be obligated to make payments not to exceed $800,000 in the aggregate.

          This report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The forward-looking statements reflect the view of the Company at the time the Company made the statements with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could

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cause actual results to differ materially from the statements made herein. The words "believes," "expects", "anticipates", "intends", "plans", "estimates" and similar expressions, identify forward-looking statements, which speak only as of today. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Investors are cautioned not to place undue reliance on these forward-looking statements.

          The Company files the following exhibit as part of this Report:

          Exhibit 99.1 Copy of the Press Release, dated April 26, 1999, issued by the Company announcing the appointment of Calvin L. Reed as the Company's new President and Chief Executive Officer

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          Pursuant to the requirements of the Securities and Exchange Act of
1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                      PEAK INTERNATIONAL LIMITED

Date:  April 28, 1999                 By: /s/ Calvin L. Reed
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                                          Calvin L. Reed
                                          President and Chief Executive Officer

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